                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No. 2) (1)

                     Citation Insurance Group
                         (Name of Issuer)

                           Common Stock
                  (Title of Class of Securities)

                             001728991
                          (CUSIP Number)
                  Philo Smith, 2950 Summer Street
           Stamford, Connecticut  06905   (203) 348-7365
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                          August 20, 1996
                   (Date of Event which Requires
                     Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                  (Continued on following pages)
                        Page 1 of 10 Pages

___________________
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D
CUSIP No. 001728991                            Page 2 of 10 Pages

1        Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               Philo Smith

2        Check The Appropriate Box If A Member Of A Group
               (a)  [ ]
               (b)  [X]

______________________________________________________________________________

3        SEC USE ONLY

______________________________________________________________________________

4        Source Of Funds
               AF

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
               [ ]

6        Citizenship Or Place Of Organization
               United States citizen

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
               None

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
               225,379

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
               None

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
               225,379

11       Aggregate Amount Beneficially Owned By Each Reporting Person
               383,057

12       Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares
               [ ]

13       Percent Of Class Represented By Amount In Row (11)
               5.99%

14       Type Of Reporting Person
               IN

                           SCHEDULE 13D
CUSIP No. 001728991                            Page 3 of 10 Pages

1        Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               Philo Smith & Co., Inc.

2        Check The Appropriate Box If A Member Of A Group
               (a)  [ ]
               (b)  [X]

______________________________________________________________________________

3        SEC USE ONLY

______________________________________________________________________________

4        Source Of Funds
               AF

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
               [ ]

6        Citizenship Or Place Of Organization
               Connecticut

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
               None

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
               None

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
               None

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
               None

11       Aggregate Amount Beneficially Owned By Each Reporting Person
               None

12       Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares
               [ ]

13       Percent Of Class Represented By Amount In Row (11)


14       Type Of Reporting Person
               CO

                           SCHEDULE 13D
CUSIP No. 001728991                            Page 4 of 10 Pages

1        Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               PSCO Partners Limited Partnership - 06-0921598

2        Check The Appropriate Box If A Member Of A Group
               (a)  [ ]
               (b)  [X]

______________________________________________________________________________

3        SEC USE ONLY

______________________________________________________________________________

4        Source Of Funds
               WC

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
               [ ]

6        Citizenship Or Place Of Organization
               Connecticut

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
               None

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
               None

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
               None

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
               None

11       Aggregate Amount Beneficially Owned By Each Reporting Person
               None

12       Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares
               [ ]

13       Percent Of Class Represented By Amount In Row (11)


14       Type Of Reporting Person
               PN

                           SCHEDULE 13D
CUSIP No. 001728991                            Page 5 of 10 Pages

1        Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               PSCO Partners Limited Partnership Two

2        Check The Appropriate Box If A Member Of A Group
               (a)  [ ]
               (b)  [X]

______________________________________________________________________________

3        SEC USE ONLY

______________________________________________________________________________

4        Source Of Funds
               WC

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
               [ ]

6        Citizenship Or Place Of Organization
               Connecticut

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
               157,678

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
               None

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
               157,678

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
               None

11       Aggregate Amount Beneficially Owned By Each Reporting Person
               157,678

12       Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares
               [ ]

13       Percent Of Class Represented By Amount In Row (11)
               2.46%

14       Type Of Reporting Person
               PN

                           SCHEDULE 13D
CUSIP No. 001728991                            Page 6 of 10 Pages

1        Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               PSCO Fund Limited

2        Check The Appropriate Box If A Member Of A Group
               (a)  [ ]
               (b)  [X]

______________________________________________________________________________

3        SEC USE ONLY

______________________________________________________________________________

4        Source Of Funds
               WC

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
               [ ]

6        Citizenship Or Place Of Organization
               Bermuda

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
               None

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
               225,379

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
               None

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
               225,379

11       Aggregate Amount Beneficially Owned By Each Reporting Person
               225,379

12       Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares
               [ ]

13       Percent Of Class Represented By Amount In Row (11)
               3.52%

14       Type Of Reporting Person
               IV

                           SCHEDULE 13D
CUSIP No. 001728991                            Page 7 of 10 Pages

1        Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               Philo Smith Capital Corporation

2        Check The Appropriate Box If A Member Of A Group
               (a)  [ ]
               (b)  [X]

______________________________________________________________________________

3        SEC USE ONLY

______________________________________________________________________________

4        Source Of Funds
               AF

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
               [ ]

6        Citizenship Or Place Of Organization
               Connecticut

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
               157,678

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
               225,379

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
               157,678

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
               225,379

11       Aggregate Amount Beneficially Owned By Each Reporting Person
               383,057

12       Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares
               [ ]

13       Percent Of Class Represented By Amount In Row (11)
               5.99%

14       Type Of Reporting Person
               CO

         This Amendment No. 2 to Schedule 13D, filed with respect to the common stock of Citation Insurance Group ("Citation"), amends the following items of the original Schedule, as previously amended.

ITEM 4.  PURPOSE OF TRANSACTION.

         Each of PSCO Partners Two and PSCO Fund Limited presently intends to sell, over time, all shares of Citation common stock owned by it, the timing of such sales to be based on the price available in the market for the shares and other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         PSCO Partners has sold all of the shares of Citation common stock owned by it. PSCO Partners Two owns 157,678 shares of Citation common stock, or approximately 2.46% of the outstanding shares of that class. PSCO Fund Limited owns 225,379 shares of Citation common stock, or approximately 3.52% of the outstanding shares of that class.

         By virtue of the investment and voting arrangement described above, Capital beneficially owns 157,678 shares of the common stock of Citation, or approximately 2.46% of the outstanding, held by PSCO Partners Two, and Philo Smith and Capital beneficially own 225,379 shares of the common stock of Citation, or approximately 3.52% of the outstanding, held by PSCO Fund Limited.

         In the past sixty days, PSCO Partners has effected the following transactions in the common stock of Citation, each a sale through a normal brokerage transaction in the over-the-counter market:

         Trade Date        Number of Shares             Price

         9/30/96                5,000                   3.5625
         10/04/96              25,000                   3 3/4
         10/08/96               5,000                   3.6875
         10/08/96              10,000                   3 11/16
         10/09/96              18,278                   3.5625

         In the past sixty days, PSCO Partners Two has effected the following transactions in the common stock of Citation, each a sale through a normal brokerage transaction in the over-the-counter market:

                        Page 8 of 10 Pages

         Trade Date        Number of Shares             Price

         10/09/96               6,722                   3.5625
         10/10/96               5,000                   3 11/16
         10/23/96               4,300                   4
         10/28/96               2,000                   3 15/16

         In the past sixty days, PSCO Fund Limited has effected the following transactions in the common stock of Citation, each a sale through a normal brokerage transaction in the over-the-counter market:

         Trade Date        Number of Shares             Price

         9/16/96               10,000                   3.6875
         9/17/96                5,000                   3 5/8



                        Page 9 of 10 Pages

                             SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated this 1st day of November, 1996.



                              /s/ Philo Smith
                              Philo Smith


                              PHILO SMITH & CO., INC.


                              By:  /s/ Philo Smith
                                   Philo Smith, President


                              PSCO PARTNERS LIMITED PARTNERSHIP


                              By:  /s/ Philo Smith
                                   Philo Smith, General Partner


                              PSCO PARTNERS LIMITED PARTNERSHIP TWO


                              By:  /s/ Philo Smith
                                   Philo Smith, President of
                                   Philo Smith Capital
                                   Corporation, General Partner


                              PSCO FUND LIMITED


                              By:  /s/ Philo Smith
                                   Philo Smith, General Manager


                              PHILO SMITH CAPITAL CORPORATION


                              By:  /s/ Philo Smith
                                   Philo Smith, President


                              Page 10 of 10 Pages